Resolution Adopted by the Board of Directors of LSB Industries, Inc. on May 12, 2005

"RESOLVED, that Article IV, Section 1 of the By-Laws of LSB Industries, Inc. shall be and is hereby amended to read as follows:

ARTICLE IV, Section 1. Number, Term, Qualification and Vacancies.

The property, business and affairs of the Corporation shall be managed by or under the direction of its Board of Directors.

The number of directors that shall constitute the whole Board of Directors may be fixed from time to time pursuant to a resolution adopted by a vote of two-thirds of the entire Board of Directors and may consist of no fewer than three and no more than thirteen members. The directors shall be divided into three classes. Each class shall consist, as nearly as possible, of one-third of the whole number of the Board of Directors. At each annual election of the successors that year shall be elected to hold office for a term of three years. Each director elected shall hold office until his successor is elected and qualified or until his earlier resignation or removal. Directors and officers need not be shareholders.

Vacancies and newly created directorships resulting from any increase in the authorized number of directors shall be filled only by a majority of the directors then in office, although less than a quorum, or by the sole remaining director. Each director chosen to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such directors shall have been chosen and until his successor is duly elected and qualified or until his earlier resignation or removal.

The By-Laws of LSB Industries, Inc., dated January 28, 1997, as amended and modified by the First Amendment to LSB Industries, Inc.'s By-Laws, dated October 6, 1986, by the Second Amendment to the By-Laws, dated November 7, 1986, by the Third Amendment to the By-Laws, dated June 1, 1989, by the Fourth Amendment to the By-Laws, dated June 15, 1990, by the Fifth Amendment to the By-Laws, dated November 11, 1993 by the Sixth Amendment to the By-Laws of LSB Industries, Inc., dated May 8, 1997 by the Seventh Amendment to the By-Laws of LSB Industries, Inc. dated August 13, 1998, by the Eighth Amendment to the By-Laws of LSB Industries, Inc. dated May 13, 1999 and this Ninth Amendment to the By-Laws of LSB Industries, Inc. dated May 12, 2005, set forth the entire By-Laws of LSB Industries, Inc. The amendment to the Company's By-Laws as set forth in this Ninth Amendment to the By-Laws of LSB Industries, Inc. is effective as of the 12th day of May, 2005, the date of the meeting at which the members of the Board of Directors adopted and approved such amendment."